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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ABX Air, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
00080S101
(CUSIP Number)
August 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00080S101	Page	2	of	16

1	NAMES OF REPORTING PERSONS: The Pabrai Investment Fund II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		833,400

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		833,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	833,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00080S101	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Pabrai Investment Fund 3, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		318,987

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		318,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	318,987

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	Less than one-tenth of one percent.

CUSIP No.	00080S101	Page	4	of	16

1	NAMES OF REPORTING PERSONS: The Pabrai Investment Fund IV, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,767,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,767,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,767,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00080S101	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Dalal Street, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		16,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	Less than one-tenth of one percent.

CUSIP No.	00080S101	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Dalal Street, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		8,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	Less than one-tenth of one percent.

CUSIP No.	00080S101	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Rainbee, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,100

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*	Less than one-tenth of one percent.

CUSIP No.	00080S101	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Harina Kapoor

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		95,601

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		95,601

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	95,601*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*	Includes (a) 91,500 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship, (b) 4,100 shares held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 1 share held by the IRA FBO Harina Kapoor.
**	Less than one-tenth of one percent.

CUSIP No.	00080S101	Page	9	of	16

1	NAMES OF REPORTING PERSONS: Mohnish Pabrai

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,943,387

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,943,387

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,039,488*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*	Includes (a) 500 shares held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act, (b) 91,500 shares held by Mr. Pabrai and his wife, Ms. Harina Kapoor, as joint tenants with rights of survivorship, (c) 4,100 shares held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (d) 1 share held by the IRA FBO Harina Kapoor.

CUSIP No. 00080S101	Page 10 of 16 pages

Item 1. (a) Name of Issuer.	ABX Air, Inc.

Item 1. (b) Address of Issuer’s Principal Executive Offices.	145 Hunter Drive
Wilmington, OH 45177

Item 2. (a) Name of Person Filing.
     This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership (“PIF2”), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation (“PIF3”), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership (“PIF4”), Rainbee, Inc., a California corporation (“Rainbee”), Dalal Street, LLC, a California limited liability company (“Dalal”), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Dalal Street, Inc., an Illinois corporation, Harina Kapoor, sole shareholder of Rainbee, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and Dalal Street, Inc. and a shareholder and president of PIF3 (collectively, the “Reporting Persons”), pursuant to a Joint Reporting Agreement dated August 18, 2006, filed by the Reporting Persons as Exhibit A to this Schedule 13G.
Item 2. (b) Address of Principal Business Office or, if none, Residence.
114 Pacifica
Suite 240
Irvine, CA 92618-3321
Item 2. (c) Citizenship.
     PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Rainbee is a California corporation. Dalal is a California limited liability company. Dalal Street, Inc. is an Illinois corporation. Mohnish Pabrai is a United States citizen and his wife, Harina Kapoor, is also a United States citizen.
Item 2. (d) Title of Class of Securities.   Common Stock.
Item 2. (e) CUSIP Number.    00080S101
Item 3.        If this Statement is fled pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
          Not applicable.
Item 4.   Ownership.
(a) and (b).
     This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as

CUSIP No. 00080S101	Page 11 of 16 pages
amended (the “Act”) or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal in its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal and Dalal Street, Inc. and as president of PIF3 and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the Common Units held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the Common Units held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the Common Units except as follows.

	Common Units
Reporting Person	Beneficially Owned		% of Class (‡)
The Pabrai Investment Fund II, L.P.	833,400		1.4%
Pabrai Investment Fund 3, Ltd.	318,987		*
Pabrai Investment Fund IV, L.P.	1,767,000		3.0%
Dalal Street, LLC	16,000		*
Dalal Street, Inc.	8,000		*
Rainbee, Inc.	4,100		*
Harina Kapoor	95,601	**	*
Mohnish Pabrai	3,039,488	***	5.2%
* Less than one-tenth of one percent.
** Includes (a) 91,500 shares held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship, (b) 4,100 shares held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (c) 1 share held by the IRA FBO Harina Kapoor.
*** Includes (a) 500 shares held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act, (b) 91,500 shares held by Mr. Pabrai and his wife, Ms. Harina Kapoor, as joint tenants with rights of survivorship, (c) 4,100 shares held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor) and (d) 1 share held by the IRA FBO Harina Kapoor.
‡ All percentages in this table are based on the 58,270,400 shares of Common Stock of ABX Air, Inc. issued and outstanding as of August 9, 2006, as reported in the

CUSIP No. 00080S101	Page 12 of 16 pages
Form 10-Q for the quarterly period ended June 30, 2006 filed with the Securities and Exchange Commission on August 9, 2006.
(c)
     Dalal Street, LLC and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, LLC, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, LLC and Mohnish Pabrai disclaim beneficial ownership of any such shares except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 91,500 shares set forth opposite their names in the table above. Harina Kapoor, in her capacity as President of Rainbee, Inc., has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares set forth opposite the name of Rainbee, Inc. Harina Kapoor disclaims beneficial ownership of any such shares except to the extent of her pecuniary interest therein, if any. Harina Kapoor, in her capacity as account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares held by the IRA FBO Harina Kapoor. Mohnish Pabrai disclaims beneficial ownership of any such Common Units held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.
Item 5.   Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not applicable.
Item 8.   Identification and Classification of Members of the Group.
     This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

CUSIP No. 00080S101	Page 13 of 16 pages
Item 9.   Notice of Dissolution of Group.
          Not applicable.
Item 10.   Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00080S101	Page 14 of 16 pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2006

THE PABRAI INVESTMENT FUND II, L.P.

	By:	Dalal Street, LLC, Its General Partner

		By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

	By:	Dalal Street, LLC, Its General Partner

		By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

DALAL STREET, INC.

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

RAINBEE, INC.

By:	/s/ Harina Kapoor

Harina Kapoor, President

/s/ Harina Kapoor

Harina Kapoor

/s/ Mohnish Pabrai

Mohnish Pabrai

CUSIP No. 00080S101	Page 15 of 16 pages
EXHIBIT INDEX

EXHIBIT	DESCRIPTION
EXHIBIT A	JOINT REPORTING AGREEMENT

CUSIP No. 00080S101	Page 16 of 16 pages
EXHIBIT A
JOINT REPORTING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of ABX Air, Inc. is being filed on behalf of each of the parties named below.
Dated: August 18, 2006

THE PABRAI INVESTMENT FUND II, L.P.

	By:	Dalal Street, LLC, Its General Partner

		By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.

	By:	Dalal Street, LLC, Its General Partner

		By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC

	By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

DALAL STREET, INC.

By:	/s/ Mohnish Pabrai

Mohnish Pabrai, Chief Executive Officer

/s/ Harina Kapoor

Harina Kapoor

/s/ Mohnish Pabrai

Mohnish Pabrai